LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

October 30, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Tonya K. Aldave, Staff Attorney

Re:	Generations Bancorp NY, Inc.

Registration Statement on Form S-1 (File No. 333-248742)

Dear Ms. Aldave:

On behalf of Generations Bancorp NY, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated October 8, 2020, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

Registration Statement on Form S-1 submitted September 11, 2020

Prospectus

Terms of the Offering, page 6

1.	We note your disclosure of the maximum, midpoint and minimum price-to-earnings multiples on page 7. Please also disclose the multiples for each of the peer companies listed.

The disclosure on page 7 of the amended prospectus has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Tonya Aldave

Securities and Exchange Commission

October 30, 2020

Risk Factors

As a result of the decline in cash flow . . ., page 22

2.	We note that on page 22 of the prospectus you disclose that, at June 30, 2020, 227 customers remain on your deferral program with a balance of $28.9 million. Elsewhere, such as on pages 97 and 100, disclosures indicate that, as of June 30, 2020, 168 customers remain on the deferral program with a balance of $19.9 million. Please amend your disclosures to reconcile this discrepancy.

The disclosure on pages 97 and 101 of the amended prospectus has been revised in response to the comment.

How we intend to use the proceeds from the offering, page 42

3.	We note that you plan to distribute either $9 million or $10 million of net proceeds from this offering to Generations Bank. We also note a general description of how Generations Bank plans to use the proceeds on page 43 to “expand its banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies.” In this regard, please tell us if Generations Bank has any specific plans to acquire new branches or other financial institutions. If so, please provide the disclosure required by Instructions 5 and 6, as applicable, to Item 504 of Regulation SK.

We note the staff’s comment and supplementally respond to the staff that neither the Company nor Generations Bank has any specific plans to acquire new branches or other financial institutions. The disclosure on page 50 of the prospectus states that Generations Bank may use the proceeds to “to expand its banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity;” [emphasis added], so the Company does not believe additional disclosure is required pursuant to Item 504 of Regulation S-K.

4.	For the subordinated debt to be repaid with the use of proceeds please specify the interest rate and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

The disclosure on page 49 of the amended prospectus has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Tonya Aldave

Securities and Exchange Commission

October 30, 2020

Business of Generations Bancorp and Seneca-Cayuga Bancorp

Forbearances Programs in Response to Government Actions and the Covid-19 Pandemic, page 97

5.	We note your disclosure here that “all of these loans, [loans for which payments are deferred due to the Covid-19 pandemic], are expected to return to their regular payment cycles by September 2020.” Please update this disclosure with the most recent information.

The disclosure on pages 101 of the amended prospectus has been revised in response to the comment.

Transactions with Certain Related Persons, page 132

6.	We note your disclosure relating to the loan for which Mr. Jones is the guarantor. Please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. Refer to Item 404(a)(5) of Regulation S-K. In addition, please explain who continues to make payment on the loan if the company to which it was made is no longer in business.

The disclosure on page 136 of the amended prospectus has been revised in response to the comment.

7.	Please disclose in this section the loans made to officers, directors and their affiliates listed on pages F-60 and F-61, to the extent that these meet the criteria for transactions with related persons pursuant to Item 404 of Regulation S-K. In addition, describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K.

The disclosure on page F-61 has been revised in response to the comment.

Questions and Answers, page II-1

8.	We note that in several places in this section you refer to “super-majority,” and that in some situations it appears to mean two-thirds of the votes, while in other cases it may mean 80% of the votes. Please revise throughout to disclose the specific percentages of votes required when referring to a “super-majority.”

The information on the cover pages and on pages 1, 6, 19 and 20 of the proxy statement/prospectus has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Tonya Aldave

Securities and Exchange Commission

October 30, 2020

General

9.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

We note the staff’s comment. At this time the Company does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Ac, in reliance on Section 5(d) of the Securities Act.

*         *         *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Menzo D. Case, President and Chief Executive Officer

Kip Weissman, Esq.